Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of Xerium Technologies, Inc. for the registration of the $480,000,000 outstanding 9.500% Senior Secured Notes due 2021, and to the incorporation by reference therein of our reports dated March 14, 2016, with respect to the consolidated financial statements and schedules of Xerium Technologies, Inc., and the effectiveness of internal control over financial reporting of Xerium Technologies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina
December 6, 2016